Exhibit 99.1

Ellomay Capital Reports Publication of Financial Results of Dorad Energy Ltd. for the Three and Nine
Months Ended September 30, 2017

Tel-Aviv, Israel, November 28, 2017 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today reported the publication in Israel of financial statements for the three and nine months ended September 30, 2017 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4%.

On November 27, 2017, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds 50% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial results of Dorad for the quarter ended September 30, 2017 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial results for this period, which are currently expected to be published on or about December 20, 2017.  In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended September 30, 2017 - approximately NIS 716.2 million (or approximately USD 202.9 million, based on the exchange rate on September 30, 2017).

•
Dorad’s unaudited operating profit for the three months ended September 30, 2017 - approximately NIS 135.4 million (or approximately USD 38.4 million, based on the exchange rate on September 30, 2017).

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended September 30, 2017, which include the summer months of July and August and the intermediate month of September, are not indicative of full year results.

A translation of the financial results for Dorad as of and for the year ended December 31, 2016 and as of and for the three and nine month periods ended September 30, 2016 and 2017 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Amos Luzon Entrepreneurship and Energy Group Ltd., Dori Energy or Dorad with respect to the financial results included in this press release.

On October 1, 2017, Eilat Ashkelon Infrastructure Services Ltd. (“EAIS”), which holds 37.5% of Dorad’s shares, filed a statement of claim in the arbitration proceedings held in connection with the petition to approve a derivative claim (the “Claim”) filed by Dori Energy and Hemi Raphael against the other two shareholders of Dorad, Zorlu Enerji Elektrik Uretim A.S and Edelcom Ltd. (“Edelcom”) and several other plaintiffs, in connection with the engineering, procurement & construction contractor of the power plant held by Dorad. In its statement of claim, EAIS joins Dori Energy’s and Mr. Raphael’s request as set forth in the Claim and raises claims that are similar to the claims raised by Dori Energy and Mr. Raphael in the Claim. Following EAIS’s filing, the arbitrator determined the dates for filing responses on behalf of the plaintiffs and determined dates for the final preliminary hearing (scheduled for January 1, 2018) and for the discovery process.

On October 26, 2017, Edelcom filed an appeal with respect to the ruling of the Israeli District Court issued on August 31, 2017, in which the Court ruled that a pledge on Dori Energy's shares held by the Luzon Group (as contemplated by the Luzon Group in its prospectus governing the debentures issued by the Luzon Group in Israel) does not provide a right of first refusal to Dorad's other shareholders.

As reported in Dorad’s financial statements for the three and nine month periods ended September 30, 2017, on October 30, 2017, Dorad signed an agreement with Energian Israel Ltd. regarding the possible acquisition of natural gas from the Karish and Tanin reserves held by it (which are expected to complete construction by the end of 2020), to purchase natural gas in a cumulative volume of approximately 6 BCM over a period of 14 years. The agreement between Dorad and Energian Israel Ltd. is subject to conditions precedent.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: miria@ellomay.com

Dorad Energy Ltd.

Interim Condensed Statements of Financial Position

	September 30	September 30	December 31
	2017	2016	2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Assets
Cash and cash equivalents	308,106	215,072	80,967
Trade receivables	296,623	227,405	294,351
Other receivables	82,018	17,615	37,174
Total current assets	686,747	460,092	412,492

Restricted deposit	395,661	408,043	411,574
Prepaid expenses	44,350	45,502	45,938
Fixed asset	4,058,427	4,231,913	4,170,151
Intangible assets	6,683	8,297	8,551
Total non-current assets	4,505,121	4,693,755	4,636,214

Total assets	5,191,868	5,153,847	5,048,706

Liabilities
Current maturities of loans from banks	252,000	234,680	197,389
Current maturities of loans from related parties	70,000	70,000	80,000
Trade payables	413,988	267,688	293,613
Other payables	4,628	10,818	9,152
Financial derivatives	3,372	1,574	-
Total current liabilities	743,988	584,760	580,154

Loans from banks	3,274,223	3,464,531	3,367,832
Loans from related parties	120,404	156,946	151,638
Provision for dismantling and restoration	36,103	35,567	35,700
Deferred tax liabilities, net	89,473	71,102	65,618
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	3,520,363	3,728,306	3,620,948

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	281,559	194,823	201,646
Total equity	927,517	840,781	847,604

Total liabilities and equity	5,191,868	5,153,847	5,048,706

Dorad Energy Ltd.

Interim Condensed Statements of Profit and Loss

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Revenues	1,927,460	1,739,691	716,171	613,233	2,299,565

Operating costs of the Power Plant
Energy costs	480,876	419,033	189,081	134,223	550,401
Electricity purchase and
infrastructure services	914,350	813,480	310,939	269,846	1,104,826
Depreciation and amortization	150,147	157,811	52,513	52,480	209,057
Other operating costs	81,275	102,815	23,360	37,626	141,132

Total operating cost of Power Plant	1,626,648	1,493,139	575,893	494,175	2,005,416

Profit from operating the
Power Plant	300,812	246,552	140,278	119,058	294,149

General and administrative
expenses	13,497	13,612	4,921	4,867	19,178

Operating profit	287,315	232,940	135,357	114,191	274,971

Financing income	2,427	1,429	617	(768)	7,025
Financing expenses	(185,974)	(179,766)	(35,230)	(70,963)	(226,054)
Financing expenses, net	(183,547)	(178,337)	(34,613)	(71,731)	(219,029)

Profit before taxes
on income	103,768	54,603	100,744	42,460	55,942

Taxes on income	(23,855)	(10,220)	(23,168)	(10,627)	(4,736)

Profit for the period	79,913	44,383	77,576	31,833	51,206

Dorad Energy Ltd.

Interim Condensed Statements of Changes in Shareholders’ Equity

			Capital reserve
	Share	Share	for activities with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the nine month period ended
September 30, 2017 (Unaudited)

Balance as at
January 1, 2017 (Audited)	11	642,199	3,748	201,646	847,604

Profit for the period	-	-	-	79,913	79,913

Balance as at September 30,
2017 (Unaudited)	11	642,199	3,748	281,559	927,517

For the nine month period ended
September 30, 2016 (Unaudited)

Balance as at
January 1, 2016 (Audited)	11	642,199	3,748	150,440	796,398

Profit for the period	-	-	-	44,383	44,383

Balance as at September 30,
2016 (Unaudited)	11	642,199	3,748	194,823	840,781

For the three month period ended
September 30, 2017 (Unaudited)

Balance as at
July 1, 2017 (Unaudited)	11	642,199	3,748	203,983	849,941

Profit for the period	-	-	-	77,576	77,576

Balance as at September 30,
2017 (Unaudited)	11	642,199	3,748	281,559	927,517

For the three month period ended
September 30, 2016 (Unaudited)

Balance as at
July 1, 2016 (Unaudited)	11	642,199	3,748	162,990	808,948

Profit for the period	-	-	-	31,833	31,833

Balance as at September 30,
2016 (Unaudited)	11	642,199	3,748	194,823	840,781

For the year ended
December 31, 2016 (Audited)

Balance as at
January 1, 2016 (Audited)	11	642,199	3,748	150,440	796,398

Profit for the year	-	-	-	51,206	51,206

Balance as at December 31,
2016 (Audited)	11	642,199	3,748	201,646	847,604

Dorad Energy Ltd.

Interim Condensed Statements of Cash Flows

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating
activities:
Profit for the period	79,913	44,383	77,576	31,833	51,206
Adjustments:
Depreciation and amortization
and fuel consumption	213,751	171,941	70,845	57,862	238,484
Taxes on income	23,855	10,220	23,168	10,627	4,736
Financing expenses, net	183,547	178,337	34,613	71,731	219,029
	421,153	360,498	128,626	140,220	462,249

Change in trade receivables	(1,692)	52,185	(30,794)	49,219	(14,761)
Change in other receivables	(61,955)	14,379	(1,600)	776	(5,179)
Change in trade payables	107,940	23,566	71,234	(57,262)	48,807
Change in other payables	(1,078)	1,714	1,308	1,553	677
	43,215	91,844	40,148	(5,714)	29,544
Net cash flows provided by
operating activities	544,281	496,725	246,350	166,339	542,999

Cash flows used in
investing activities
Payments for settlement of
financial derivatives	(7,018)	(2,670)	(2,385)	(1,305)	(2,017)
Release of pledged deposit	-	29,486	-	29,486	29,486
Insurance proceeds in respect of
damage to fixed asset	15,444	-	15,444	-	-
Investment in long-term restricted
deposits	(21,000)	(143,891)	-	(103,500)	(143,891)
Release of long-term restricted
deposits	25,790	70,000	-	-	70,000
Long-term prepaid expenses	-	(90)	-	-	(1,056)
Investment in fixed assets	(95,277)	(21,221)	(41,491)	(5,442)	(25,415)
Investment in intangible assets	(258)	(1,864)	-	(110)	(2,804)
Interest received	1,847	196	617	75	624
Net Cash flows used in
investing activities	(72,331)	(70,054)	(19,674)	(80,796)	(75,073)

Cash flows from financing
activities:
Receipt of long-term loans
from related parties	-	16,689	-	16,689	16,689
Receipt of long-term loans from banks	-	242,772	-	242,772	242,772
Repayment of long-term loans
from related parties	(39,628)	(147,219)	-	(147,219)	(147,219)
Repayment of loans from banks	(85,112)	(73,460)	-	-	(143,896)
Interest paid	(121,093)	(302,676)	(228)	(199,997)	(408,071)
Net cash flows used in
financing activities	(245,833)	(263,894)	(228)	(87,755)	(439,725)

Net increase (decrease) in cash
and cash equivalents for the period	226,117	162,777	226,448	(2,212)	28,201

Effect of exchange rate
fluctuations on cash and cash
equivalents	1,022	401	345	69	872

Cash and cash equivalents at
beginning of period	80,967	51,894	81,313	217,215	51,894

Cash and cash equivalents at
end of period	308,106	215,072	308,106	215,072	80,967